SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240 Publicly Held Company Rua Verbo Divino nº 1.356 - 1ºa. , São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“Company”), a publicly held company with head offices at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, in the city and state of São Paulo, Corporate Taxpayer ID (CNPJ/MF) 00.108.786/0001 -65, announces it will release its financial and operating results for the second quarter of 2009 on July 22, 2009, before the market opens, and will be in quiet period from July 8, 2009. Information on participating in the conference calls to discuss the quarterly results is provided below.

Conference Call in Portuguese
July 22, 2009 at 10:00 a.m. (Brazil local time)
Access number: +55 (11) 4688-6361
Access code: Net
Replay until 07/28/2009: +55 (11) 4688-6312
Replay code: 795

Conference Call in English
July 22, 2009 at 12:00 p.m. (Brazil local time)
Access number: +1 (412) 858-4600
Access code: Net Serviços de Comunicaçao
Replay until 07/30/2009: +1 (412) 317-0088
Replay code: 431697#

A live audio webcast of the conference calls will be available at the web site:
http://ir.netservicos.com.br/

São Paulo, June 29, 2009.

João Adalberto Elek Junior
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.